Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: May 12, 2022

The following is the 2022 Annual General Meeting Presentation of Rentokil Initial plc, included in the recording of the 2022 Annual General Meeting published by Rentokil Initial plc on May 12, 2022:

1 Annual General Meeting 2022 Welcome 11 May 2022

2 2 Welcome and Introduction Richard Solomons Chairman

2022 AGM Board Members 3

2022 AGM Reports 4

5 2021 Overview Richard Solomons Chairman

6 2021 Review and Q1 2022 Andy Ransom Chief Executive

7 Agenda 1. Financial highlights of 2021. 2. Operating model including Employer of Choice and responsible business practices. 3. Our global categories of Pest Control and Hygiene and Wellbeing. 4. M&A programme in 2021. 5. Terminix acquisition. 6. Total Shareholder Return in 2021 and over time. 7. Our Performance in Q1 2022. 7

2021 | Highlights – Financials Excellent performance in revenue, profit & cash, underlining the strength in our core businesses. +9.8% +19.5% 107.3% Ongoing Revenue Growth of +9.8% to £3,063.5m. Organic Revenue Growth of +7.5% (excl. disinfection). +18.6% in Pest Control (Organic: +8.1%). +8.2% in Core Hygiene (Organic +7.4%). Ongoing Operating Profit Growth in 2021 of 19.5% to £458.7m. Group net margin increase of 130 bps to 15.0%. 17.3% increase in Adjusted profit before tax of £416.5m, statutory profit before tax up 41.5% to £325.1m at AER. Free Cash Flow of £326.5m. 107.3% cash conversion. Cash spend on 52 acquisitions in 2021 (and EPS) of £463.1m. Net debt of £1,284.7m, +£269.4m. Net Debt to EBITDA Ratio of 1.96x (as at 31 December). 8 At CER unless otherwise stated

9 Our Operating Model Multiple growth levers incl. people, retention and pricing.

10 Retention in the mid - 80s. Career+ generated 15,000 applications via 64,000 social media job shares. 500 courses created in - house. 4.3m training content views online. High levels of Engagement and Enablement. Colleague NPS +44 (+11 in 2015).

11 DONE World Class Safety: High levels of colleague safety – achieving our target LTA rate of 0.38 per 100,000 hours worked and Working Days Lost <10 days per 100,000 hours worked . ROSPA Gold Award.

Customer service: Trustpilot review scores remain very strong. 12,000 ‘5 - stars’ for Rentokil ( 90% ‘excellent’ ) and Initial ( 94% ‘excellent ’). Customer Retention +0.8%.

Digital sales channels: 38% of contact with UK pest control prospects / customers in 2021 was via our digital channels. Chatbots are incredibly popular with prospects, with 92% of sales enquiries received via our chatbots coming from new customers. 56% of total chatbot interactions coming outside of “normal working hours”.

Value creating M&A: More than 230 companies acquired since 2016. In 2021, we acquired 52 businesses - 48 deals in Pest Control and 4 in H&W. M&A pipeline remains strong.

ESG: We have made a good start on our journey to net zero by 2040. Vehicle migration to ultra - low emissions fleet underway. First operations now using renewable energy. 750,000 fluorescent tubes removed from the waste stream , by using LED lamps in Lumnia. 10 tonnes of plastic saved by changes in our packaging. We have delivered a 14.9% carbon emissions efficiency improvement (tonnes per £m revenue) as at the end of 2021, against our target of 20% by 2025

Our Operating Model

Multiple growth levers incl. people, retention and pricing.

Rentokil Initial

ESG: We have made a **good start on our journey to net zero by 2040.** Vehicle migration to ultra-low emissions fleet underway. First operations now using renewable energy. **750,000 fluorescent tubes removed from the waste stream**, by using LED lamps in Lumnia. 10 tonnes of plastic saved by changes in our packaging. We have delivered a **14.9% carbon emissions efficiency improvement** (tonnes per £m revenue) as at the end of 2021, against our target of 20% by 2025

Value creating M&A: More than 230 companies acquired since 2016. In 2021, we acquired 52 businesses - 48 deals in Pest Control and 4 in H&W. M&A pipeline remains strong.

Digital sales channels: 38% of contact with UK pest control prospects / customers in 2021 was via our digital channels. Chatbots are incredibly popular with prospects, with **92%** of sales enquiries received via our chatbots coming from new customers. **56%** of total chatbot interactions coming outside of "normal working hours".


ESG
PEOPLE
CUSTOMERS
GROWTH
PROFIT & MARGINS
CAPITAL ALLOCATION MODEL & RETURNS
Operating Model
Impact on society
Employer of Choice
Health & Safety
Great service
Customer retention
Organic Revenue growth
New Business
Additional services to customers
Price
Innovation & Digital
Density
Low-cost model
Profit growth
Cash
M&A
Dividend
Shareholder value

Retention in the mid-80s.
Career+ generated 15,000 applications via 64,000 social media job shares. **500** courses created in-house. **4.3m** training content views online. High levels of Engagement and Enablement. Colleague NPS **+44** (+11 in 2015).

World Class Safety: High levels of colleague safety – achieving our target LTA rate of **0.38 per 100,000 hours worked** and Working Days Lost **<10 days per 100,000 hours worked**. ROSPA Gold Award.

Customer service: Trustpilot review scores remain very strong. 12,000 '5-stars' for Rentokil (**90% 'excellent'**) and Initial (**94% 'excellent'**). Customer Retention +0.8% to 85.3%.

16

Supporting our Communities & Society 17 Our Race to Kigali raised £212,000 of the £264,000 donated to charity Malaria No More in 2021. £500,000 raised over 10 years. 79 teams of colleagues in North America recognized ‘ Hometown Heroes ’ in 90 schools, healthcare and emergency services. £361,000 charitable cash donations made in 2021. £100,000 donated to UNICEF Ukraine appeal in Q1. Supported UNICEF’s humanitarian response with £100,000, which helped the agency pay for more than 3,125 large first aid kits for health workers, essential in enabling them to provide a suitable medical response.

Rentokil Pest Control | 2021 Strong growth in 2021 – combination of organic growth and M&A Pest Control is a non - discretionary service. Global market is worth around $22bn p.a. and continues to grow at 4.5% to 5%+ per annum. Every region continues to grow its per capita spend on pest control. Building density: 48 acquisitions adding £204.3m annualised revenues. 5 - year average Net Operating Margin: 17.9%. Strong performance FY 2021 @CER Ongoing Revenue: £2,020.0m +18.6% Organic Growth: +8.1% Ongoing Operating Profit: £375.8m +33.4% 140 640 1140 1640 2140 2014 2015 2016 2017 2018 2019 2020 2021 £1,365m £1,529m £896m £1,703.9m £1,696m Pest Control Ongoing Revenue £789m £2,020.0m 8 Year REVENUE CAGR 13.5% 18 £1,134m

Proprietary Innovation

Differentiation and Setting New Standards

Rentokil Initial

PestConnect success - providing customers with a complete remote pest detection solution and full traceability.

c. 87,000 PestConnect units added in 2021.
c. 235,000 units now in the field.
c. 15m messages per day across our network.
c. 22bn lines of data in Command Centre.

Proprietary secure network - we do not use our customer's own wifi networks. Achieved ISO27001 for information security in digital pest control in 2021.

Continuing to innovate - expanding our range of connected devices eg Crawl Connect set for field trials in 2022 (connected device for crawling insects).

Target: c.25% of commercial customers with PestConnect by 2026

PestConnect units in the field



2019	2020	2021
c.80,000	c.150,000	c.235,000

58% increase year on year

Pest Control Organic Growth Target: 4.5% - 6.5% over the medium term.

19

Initial Hygiene | 2021 Strong growth in 2021 – combination of organic growth and M&A Initial has an unrivalled global position in core Hygiene services – operating in 67 markets and has 22 market - leading positions. Core Hygiene organic growth driven by strong performances in UK +22.7%, France +7.1%, South Africa +7.7% and Australia +10.1%. Core Hygiene profit growth up strongly year on year. Overall Hygiene profit decline of 18.3% reflects expected reduction in disinfection services. Equivalent Hygiene & Wellbeing revenues in 2021: £731m (please see appendix for new category breakdown). Strong performance FY 2021 @CER Ongoing Revenue: £555.6m +8.2% Organic Growth: +7.4% Ongoing Operating Profit*: £141.2m - 18.3% 0 500 1000 1500 2000 2500 2014 2015 2016 2017 2018 2019 2020 2021 £413m £512m £ 363 m £514m £539m Core Hygiene Ongoing Revenue £ 348 m £556m 8 YEAR REVENUE CAGR 6.2% 20 £383m * Including disinfection

21 Initial Hygiene Outside the Washroom: Premises Hygiene and Enhanced Environments Strong growth in air purification services. September 2021 - the WHO launched new guidelines on internal air quality, providing clear evidence of the damage air pollution inflicts on human health and recommend new air quality levels to protect the health of populations, by reducing levels of key air pollutants. We have been actively marketing air purification :  VIRUSKILLER™ bei ng sold to a range of customers from car showrooms & hotels to offices & venues . Triple filter Internal Reaction Chamber (UV light) .  InspireAir 72 is a mobile air purifier using HEPA 13 filter materials to provide cleaner air to cost sensitive customers, contributing to margin growth . In 2021 , we installed over 11 , 000 units into customer sites . 13 , 800 units in total to date, across 31 countries, generating revenues of c . £ 9 m . During the year, we also launched an indoor air quality monitoring pilots in Singapore and Hong Kong with reporting and on - site monitors to provide assurance for customers and their guests / employees .

Highly successful at capturing value from M&A . Cash paid in 2021 of £563m ahead of £450m - £500m guidance M&A in 2021 52 businesses acquired. 48 deals in Pest Control. 4 deals in H&W. Total annualised revenues of £209.1m for businesses acquired in 2021 and EPS*. Actual cash spend in 2021 for current and prior year acquisitions of £463.1m*. Total consideration for acquisitions in 2021 and EPS of £495.5m*. Strong acquisitions pipeline in place. 2022 target spend of around £250m on bolt - on programme. Based on our most recent annual M&A review – the programme continues to deliver revenue and EBITA ahead of our expectations and aggregate returns ahead of our required IRR hurdle rates. Excellent Progress in M&A with 52 Businesses Acquired Cash spend in 2021 of £463.1m* with £450m - £500m H2 guidance *EPS pest control acquisition in December 2020 - revenues were quoted in the 2020 Preliminary results statement, but are included again here for comparability with cash paid in January 2021. 22

Acquisition of Terminix

Step-change in US density, significant synergies and attractive financials

Rentokil Initial

Scale = Density

- **North America is the world's largest pest control market** - our strategic focus
- **Key focus: Driving local density** - 375 locations / 50k customer visits each day
- **Great fit** - Rentokil is a leading brand in **commercial** pest control. Terminix strength in **residential and termite**
- **Increases the Group's overall exposure to the high quality pest control market** – from c.62% to c.75% of Group revenue (as per announcement on 14 December).
- Rentokil Initial is **a leader in innovation and technology** – creating services and products that can be rolled out to Terminix's customers.
- New **US innovation centre** to be developed.

Complementary + Synergies

- **Strong operational and cultural fit** – similar values and service focus
- **Balance sheet strength to support future growth with global M&A programme and creating further service enhancements** through continued investments in people, innovation, digital technologies and sustainability
- **Attractive synergy potential** – annual pre-tax net cost synergies of at least US$150m (£113m) by the third full year post completion
- **Run rate synergies** expected to accumulate c.30%, c.80% and 100% in the first, second and third 12 month periods
- **Limited integration risk** – successful M&A track record

Attractive financials

- Opportunity to increase **Group Net Operating Margins** through cost reductions and operational efficiencies by c.100bps in each of the full three calendar years post completion
- **Net Debt to EBITDA** medium term target of 2.0x to 2.5x maintaining BBB rating
- Expected to be **mid-teens percent accretive** to Rentokil Initial's EPS in the first full year post completion and, incl. at least $150m of net cost synergies, to **exceed the Company's cost of capital** by the third full year following completion.

For the year ended 31 December 2021*, the Combined Group's FY2021 illustrated revenue would have been US$6.0bn (£4.5bn), with adjusted EBITDA of US$1.3bn (£1.0bn) and Free Cash Flow of US$0.7bn (£0.5bn).

Compelling industrial and financial logic. On track for closing in H2.

Prepared on same basis as reported in transaction announcement on 13th December 2021. YoY calculations include impact of 2020 restatements as disclosed within the Annual Report and RNS. Based on FY21 financials. FX rate: USD/GBP: 0.7534 . Terminix financials prepared in accordance with US GAAP, Rentokil Initial financials prepared in accordance with IFRS. Adjusted EBITDA based on reported EBITDA adjusted to remove impact of one-off and restructuring charge for comparability. See appendix for chart.

23

24 Creating Shareholder Value RTO share price +15% in 2021 (FTSE 100 +14%) p 0.87 0.99 1.14 1.31 1.51 2.09 2.06 2.38 2.74 3.16 5.41 4.30 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 2015 2016 2017 2018 2019 2020 2021 Interim Final 7 years RTO: +290.4% FTSE 100: +7.0% TSR: +324.4% 5 years RTO: +123.4% FTSE 100: +5.7% TSR: +135.4% 3 years RTO: +42.5% FTSE 100: +0.8% TSR: +46.3% Rentokil TSR Ranking vs. FTSE 100. Source: Bloomberg. #5 #16 #31 FTSE100: RTO 0 100 200 300 400 500 600 700 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Total Shareholder Return of 324% over seven years. Shareholder value : Across the last twelve months we continued to deliver strong returns for investors with the share price up +15%, versus the FTSE 100 +14%. Recommended final dividend was 4.30p per share, full year divided was 6.39p per share, an increase of 18.1%.

25 Summary: Significant Progress in 2021 Strong financial performance and excellent M&A 9.8% growth in Ongoing Revenue to £3,063.5m 18.6% growth in Pest Control, 8.1% Organic Growth. 8.2% growth in Core Hygiene, 7.4% is Organic Growth. 87,000 increase in PestConnect installations 58% growth in PestConnect to c.235,000 units. 65% growth in Lumnia to +260,000. Strong innovation pipeline. 52 acquisitions £146.6m revenues acquired through 52 acquisitions in 26 countries. 48 deals in Pest Control. M&A pipeline is strong and we expect to spend of around £250m in 2022. 19.5% increase in Ongoing Operating Profit to £458.7m 120bps increase in Net Operating Margins on prior year to 15.0%. North America: $1.78bn revenues and 16.7% margin. Adjusted profit before tax £416.5m. £326.5m of Free Cash Flow 107.3% cash conversion on Free Cash Flow of £ 326.5 m. Recommended final dividend of 4.30p per share: full year dividend of 6.39p per share, an increase of 18.1%. Terminix acquisition announced in December Necessary antitrust process in the US completed in Q1 2022. On track. At CER unless otherwise stated

26 Q1 2022 Trading Update 2022 has started well, with the strong momentum from 2021 continuing into Q1 At CER unless otherwise stated Ongoing Revenue growth of 12.3% • +8.0% Organic Revenue Growth, excl. disinfection. • +4.3% growth from acquisitions. • Pest Control ongoing revenues +11.2%, 5.5% organic growth. • Hygiene & Wellbeing, excluding disinfection, grew organically by 12.9% (Ongoing Revenue +14.2%) • Trading conditions in our France Workwear business have continued to improve in Q1, resulting in organic growth of 14.7%. Acquired 11 businesses in Q1 2022 • 10 in Pest Control and one in Hygiene & Wellbeing • Acquisitions in Chile, Colombia, Hong Kong, Poland, Malaysia, New Zealand and the US with combined annualised revenues in the year prior to acquisition of c.£20m. Business performing well and in line with our expectations.

27 27 Annual General Meeting 2022 Formal Business 11 May 2022

AGM 2022 Voting on Resolutions 28

AGM 2022 Confirmation of Voting 29

30 30 Annual General Meeting 2022 Formal Business 11 May 2022

AGM 2022 Resolutions 31 1. To receive the audited Financial Statements of the Company and the directors’ and auditor’s report thereon 2. To approve the Directors’ Remuneration Report 3. To declare a final dividend 4. To re - elect Stuart Ingall - Tombs as a Director 5. To re - elect Sarosh Mistry as a Director 6. To re - elect John Pettigrew as a Director 7. To re - elect Andy Ransom as a Director 8. To re - elect Richard Solomons as a Director 9. To re - elect Julie Southern as a Director 10. To re - elect Cathy Turner as a Director 11. To re - elect Linda Yueh as a Director 12. To re - appoint PricewaterhouseCoopers LLP as auditor 13. To authorise the Directors to agree the auditor’s remuneration 14. To authorise the making of political donations 15. To authorise the Directors to allot shares 16. To disapply statutory pre - emption rights 17. To disapply statutory pre - emption rights – additional 5%. 18. To authorise the Directors to make market purchases of the Company’s own shares 19. To authorise the calling of a general meeting (other than an annual general meeting) on 14 days’ clear notice

32 Annual General Meeting Protecting People. Enhancing Lives. Questions and Answers Richard Solomons Chairman 32

AGM 2022 How to Ask A Question Online 33

34 Annual General Meeting Protecting People. Enhancing Lives. Questions and Answers Richard Solomons Chairman 34

AGM 2022 Voting • For shareholders attending in person, please complete your poll card by placing a cross in the relevant box . • Please place your completed poll card in the ballot box at the exit . • Online voting will close shortly. • The voting results will be announced via a Regulatory Information Service as soon as possible following the meeting. 35

36 Annual General Meeting 2022 Thank you for attending.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.